OFFERING STATEMENT
PART II
OFFERING STATEMENT

TABLE OF CONTENTS

April 28, 2026

AGAVENNY CORPORATION

OFFERING STATEMENT

Up to $120,000 in Units of Common Stock, 24 Units - $5,000 Per Unit

Each Unit Consists of 100,000 Shares of Common Stock

Target Amount: $20,000 - Maximum Amount: $120,000

Agavenny Corporation (the "**Company**," "**we**," "**us**", or "**our**"), is raising a minimum amount of $20,000 ("**Target Offering Amount**"), and up to a maximum amount of $120,000 ("**Maximum Offering Amount**") through the sale of Units, consisting of Shares of Common Stock ("**Securities**") at a price of $5,000 per Unit (the "**Offering**"). The minimum subscription amount is $5,000. We must raise an amount equal to or greater than the Target Offering Amount by August 31, 2026 (the "**Closing Date**"). Unless we raise the Target Offering Amount by the Closing Date, no Units will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned without interest or deduction.

This Offering is being made through (Platform Name) (the "Intermediary"). All committed funds will be held in an escrow account ("Escrow Account") with a duly qualified agent meeting the requirements of Regulation CF until the Target Offering Amount has been met or exceeded and one or more closings occur.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to risk the loss of your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. No such authorities have not passed upon the accuracy or adequacy of this document.

The United States Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED **"RISK FACTORS"** on page 16.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. IN ADDITION TO THE TRANSFER RESTRICTIONS, NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C, and in any documents incorporated by reference herein, is accurate only as of the date of such documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C, or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C, or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

SUMMARY OF THE OFFERING

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors," before making a decision to invest in our Securities. Unless otherwise noted or unless the context otherwise requires, the terms "we," "us," "our," and "Company" refers to Agavenny Corporation, together with its subsidiaries.

The Company

Agavenny Corporation is a holding company with portfolio interests predominately in the men's and women's luxury apparel and accessories sector of the fashion industry. The company's primary focus is to own businesses, start or acquire businesses, and pursue business opportunities in this sector through subsidiaries. By facilitating symbiotic relationships between subsidiaries, the Company intends to create a portfolio of value brand names. (See "BUSINESS OF THE COMPANY").

The Offering

Securities Offered:	24 Units. Each Unit consists of 100,000 Shares of Common Stock. (See "THE OFFERING" and "DESCRIPTION OF CAPITAL STOCK.")
Offering Price:	$5,000 per Unit
Minimum Investment:	$5,000
Termination of Offering:	August 31, 2026

Risk Factors

An investment in the securities offered hereby entails substantial risks and should be considered only by investors who can bear the risk of loss of their entire investment. (See "RISK FACTORS.")

Use of Proceeds

The proceeds of this Offering are intended to fund the initial pre-seed phase of the Company's revised operational strategy. (See "USE OF PROCEEDS.")

Investor Qualifications

Each purchaser of Units will be required to represent that he is a qualified investor as defined in Section 18(b)(3) of the Securities Act of 1933. (See "THE OFFERING – Investment Suitability.")

BUSINESS OF THE COMPANY

Description of the Business

Agavenny Corporation (the "Company" or "Agavenny") is a brand-focused enterprise engaged in the development, ownership, and stewardship of businesses operating primarily within the luxury apparel and accessories segment of the global fashion industry. The Company's strategic orientation centers on building a portfolio of distinctive consumer brands that operate principally through e-commerce and digital distribution channels.

Through its portfolio approach, Agavenny seeks to cultivate and manage businesses that possess identifiable brand character, differentiated product offerings, and the potential for long-term value creation. The Company's activities include the formation, acquisition, development, and strategic oversight of businesses engaged in the design, marketing, and sale of premium men's and women's apparel and accessories.

Management believes that consumer brands, when properly developed and consistently positioned, can become durable intangible assets capable of generating sustained commercial value. Accordingly, the Company's strategy emphasizes brand ownership, disciplined governance, and long-term brand stewardship rather than short-term operating scale.

By assembling a portfolio of complementary brands and supporting them through strategic guidance, capital planning, and coordinated business insight, the Company seeks to establish a collection of premium brand assets capable of operating successfully within the evolving global digital retail environment.

Corporate History

Agavenny Corporation was organized under the laws of the State of Colorado on September 24, 2002.

Historically, the Company operated under the name Charter Corporate Services, Inc., during which time its principal activities were concentrated within the business-related services sector. In that capacity, the Company provided various forms of corporate and regulatory support services to business entities, including assistance related to issuer support, disclosure preparation, and administrative services associated with public company reporting and compliance obligations.

For several years the Company maintained an operational focus on these service activities while preserving its corporate structure and regulatory standing as a publicly trading entity.

However, following the widespread economic disruption associated with the COVID-19 pandemic, demand for many business support services experienced a measurable contraction. During this period, the Company maintained its corporate structure and regulatory compliance while substantially reducing active business development activities.

Although the Company continued to manage certain residual matters, it did not actively pursue new engagements or significant operational expansion during this period.

In the years following the pandemic, management undertook a comprehensive review of potential strategic directions for the Company. After evaluating multiple alternatives, management concluded that the Company's future prospects could be better served through a transition into the consumer brand and e-commerce sector.

This decision was informed by several structural developments within the retail landscape, including:

- the rapid growth of direct-to-consumer e-commerce models
- the increasing importance of brand identity in consumer purchasing decisions
- the scalability of digital retail platforms
- and the ability of emerging brands to access global markets without reliance on traditional retail infrastructure.

As a result of this evaluation, the Company began repositioning itself toward a business model centered on the ownership and development of premium apparel and accessories brands operating primarily through digital channels.

During this strategic transition period, the Company continued to maintain its corporate existence and regulatory compliance while developing the structural framework for its new line of business activities.

Because the Company did not possess sufficient capital resources to initiate operational implementation of this strategy at scale, it entered a preparatory phase in which it refined its strategic direction, evaluated potential brand opportunities, and established the foundation for a portfolio-based operating model.

That strategic groundwork has now been completed.

Agavenny Corporation is therefore seeking external capital to initiate the next phase of its development. The purpose of this Offering is to provide the initial capitalization necessary to begin executing the Company's business strategy and to support the early operational development of its portfolio of brand-focused businesses.

Business Strategy

Agavenny's business strategy centers on the development and stewardship of a portfolio of premium consumer brands operating primarily within the apparel and accessories sector.

The Company's strategic objective is to cultivate brands that possess distinctive market identities, design credibility, and the potential for scalable distribution through digital commerce channels. Rather than concentrating resources on a single operating enterprise, the Company pursues a portfolio approach in which multiple brands operate within related segments of the luxury and premium fashion market.

Due to the Company's currently limited capital resources, management intends to concentrate its initial operational efforts primarily on the launch and development of the Debra Brooks Corporation brand. While the Company maintains a broader portfolio strategy, near-term activities are expected to focus on establishing the Debra Brooks brand within the luxury women's footwear segment before pursuing additional brand initiatives.

This strategy allows the Company to diversify its commercial exposure while maintaining focus on a coherent industry vertical, thereby supporting balanced portfolio development and strategic alignment.

Within this framework, the Company's activities include:

- identifying and developing emerging consumer brands
- acquiring interests in existing brand-oriented businesses
- supporting brand incubation and early-stage development
- providing strategic oversight and governance
- and facilitating responsible capital allocation across its portfolio

Management believes that the apparel and accessories sector provides a favorable environment for brand-driven value creation. Consumer purchasing behavior within this sector is often influenced by brand identity, design credibility, craftsmanship, and perceived authenticity.

When these attributes are successfully cultivated, brands may develop durable customer loyalty and pricing power, enabling them to operate successfully within specialized market niches.

Agavenny's strategy therefore focuses on businesses where brand perception and intellectual property represent significant sources of enterprise value.

The Company's portfolio development approach is based on three principal pillars:

1. Brand Ownership
2. Brand Incubation and Development
3. Selective Strategic Acquisitions

Together, these elements form the foundation of the Company's long-term portfolio strategy, supporting the disciplined development and stewardship of its brand assets.

Acquisition of Subsidiaries

Consistent with its strategic orientation toward building a portfolio of consumer brands, Agavenny has established interests in several businesses operating within the apparel and accessories sector.

The Company currently maintains ownership interests in the following subsidiaries:

- Debra Brooks Corporation
- Peter Cazalet Corporation
- Quetells & Company, Limited

These businesses represent the initial foundation of the Company's emerging portfolio and reflect management's intention to assemble a collection of complementary brands operating within related segments of the luxury fashion and accessories market.

Each subsidiary maintains its own brand identity, product focus, and commercial strategy while benefiting from the broader strategic oversight and governance framework provided by Agavenny Corporation.

Through the development and support of these subsidiaries, the Company seeks to demonstrate the viability of its portfolio model and to establish a base from which future brand development initiatives may proceed.

Current Portfolio Orientation

At present, Agavenny's portfolio interests are concentrated within the luxury and premium apparel and accessories segment of the global fashion industry.

This sector is characterized by several structural attributes that management believes are conducive to long-term brand value creation, including strong brand loyalty, premium pricing dynamics, and global consumer demand for differentiated design and craftsmanship.

Luxury and premium brands often derive substantial value from their reputational capital and brand recognition. As a result, businesses operating in this segment may benefit from durable consumer relationships and the ability to command premium pricing when product quality and brand positioning are consistently maintained.

The Company believes that disciplined brand management, selective market expansion, and effective use of digital commerce platforms can enable premium brands to develop scalable business models without the extensive infrastructure traditionally associated with retail expansion.

Within this context, Agavenny's portfolio orientation seeks to balance creative brand development with responsible capital allocation and strategic governance.

Emphasis on Brand Ownership

A central element of Agavenny Corporation's strategy is the ownership and stewardship of brand assets. Within the apparel and accessories industry, brands represent significant intangible value derived from reputation, design identity, craftsmanship, and consumer trust.

The Company therefore places particular emphasis on acquiring, developing, or maintaining ownership interests in the intellectual property associated with its portfolio companies, including trademarks, brand names, and related brand assets.

Brand ownership enables the Company to participate directly in the long-term value created by brand recognition, consumer loyalty, and market reputation. Unlike purely operational assets, well-managed brands may continue to generate value across multiple product categories, distribution channels, and geographic markets.

Through its ownership of brand assets, the Company seeks to:

- maintain strategic influence over brand positioning and long-term development
- safeguard brand integrity and design identity
- support consistent product quality and consumer perception
- participate in the long-term appreciation of brand value.

Management believes that when properly cultivated and responsibly managed, brand assets can represent durable sources of enterprise value that extend beyond the short-term performance of individual product cycles, contributing to sustained brand recognition and long-term commercial viability.

Brand Incubation and Development

In addition to acquiring established brands, Agavenny places strategic emphasis on the incubation and development of emerging brands that demonstrate strong creative foundations and market potential.

Brand incubation involves supporting early-stage businesses that possess identifiable design vision, product credibility, or niche market appeal but may lack the resources necessary to achieve broader commercial scale.

Within this framework, the Company may provide support in areas such as:

  • strategic planning and governance
  • capital planning and financial oversight
  • assistance with sourcing, manufacturing relationships, and supply chain coordination
  • guidance related to brand positioning, pricing strategy, and market entry.

This incubation approach allows the Company to participate in the development of brands at earlier stages of their lifecycle while maintaining flexibility regarding capital deployment and operational scale.

By supporting emerging brands during formative stages of development, the Company seeks to cultivate businesses capable of achieving long-term commercial viability while preserving the authenticity and creative identity that often distinguish successful fashion brands.

Strategic Acquisitions

Another component of the Company's strategy involves the selective acquisition of businesses that align with its focus on premium apparel and accessories.

Acquisition opportunities are evaluated based on qualitative and strategic considerations rather than solely on size or short-term revenue potential.

In assessing potential acquisition candidates, management typically considers factors such as:

  • the presence of a distinctive and recognizable brand identity
  • alignment with the Company's focus on premium or luxury positioning
  • operational structures capable of supporting sustainable growth

The Company approaches acquisitions in a disciplined and opportunistic manner. Rather than pursuing rapid expansion through numerous transactions, management seeks opportunities that contribute meaningfully to the overall coherence and strategic direction of the Company's brand portfolio.

This measured approach reflects the Company's emphasis on long-term brand stewardship and responsible capital allocation.

Rationale for Sector Selection

Agavenny's focus on the luxury apparel and accessories sector reflects management's assessment of several structural characteristics that support long-term brand development and portfolio-based strategies.

The fashion and accessories industry has historically demonstrated the capacity to generate substantial brand value when products combine design credibility, craftsmanship, and consistent brand identity.

Within this industry, premium and luxury brands often command pricing power and customer loyalty that are less dependent on high-volume production models. Instead, success is frequently driven by brand perception, design distinction, and consumer affinity.

Management believes these attributes align well with the Company's strategic emphasis on brand ownership and portfolio development.

Durable Consumer Demand

Consumer demand for premium apparel and accessories has demonstrated resilience across economic cycles.

Although purchasing patterns may fluctuate in response to broader economic conditions, consumer interest in quality, craftsmanship, and distinctive brand identity has historically remained a durable feature of the market.

Brands that successfully cultivate reputational credibility and design authenticity often develop loyal customer bases that extend across multiple product categories and distribution channels.

The Company believes that this durability supports long-term brand ownership strategies and reduces reliance on short-term fashion trends or transient consumer preferences.

Brand-Driven Value Creation

Within the luxury segment of the fashion industry, enterprise value is often driven less by production volume and more by brand perception and consumer affinity.

A well-positioned brand can command premium pricing, extend into complementary product categories, and maintain relevance through evolving design cycles without necessarily requiring proportional increases in capital investment.

This dynamic enables brand-oriented businesses to generate substantial value through the cultivation of reputation, design credibility, and consistent product quality.

Agavenny's strategy reflects this brand-driven model by emphasizing intellectual property ownership, strategic oversight, and disciplined governance rather than operational scale alone or short-term expansion.

Margin Profile and Scalability

Luxury apparel and accessories businesses may exhibit favorable margin characteristics relative to mass-market retail models.

Premium brands often rely on controlled production volumes, outsourced manufacturing relationships, and carefully managed inventory levels. This structure can allow brands to maintain pricing discipline while limiting capital intensity.

In addition, digital commerce platforms enable many brands to reach global customer bases without the extensive fixed infrastructure historically associated with retail expansion.

These characteristics provide opportunities for scalable growth while preserving operational flexibility and financial discipline.

From the Company's perspective, such attributes are consistent with a portfolio-based strategy in which multiple brands may develop gradually without requiring significant centralized infrastructure.

Portfolio-Centric Value Proposition

Taken together, the Company's strategic orientation reflects a portfolio-centric approach to brand ownership and development.

By cultivating a collection of distinct but complementary brands operating within related segments of the premium fashion market, Agavenny seeks to build a diversified platform capable of generating long-term enterprise value.

Within this framework, each brand is encouraged to maintain its own identity, design philosophy, and market positioning. At the same time, the Company provides strategic guidance and governance intended to support sustainable growth and responsible capital allocation.

Management believes that this combination of brand independence and strategic coordination provides a balanced approach to portfolio development within the evolving global fashion marketplace.

This approach is intended to foster long-term brand equity while allowing each subsidiary to respond effectively to its respective market environment.

Subsidiary Portfolio

Agavenny conducts its business primarily through subsidiary companies that represent individual brand platforms within the Company's broader portfolio strategy. Each subsidiary operates as a distinct commercial entity with its own brand identity, product focus, and market positioning within the luxury apparel and accessories sector.

This structure allows each brand to pursue its own creative direction and commercial strategy while benefiting from the strategic guidance, governance framework, and capital planning oversight provided by the Company.

Management believes that this portfolio structure enables the Company to cultivate multiple brand assets simultaneously while maintaining the flexibility necessary to adapt to the evolving dynamics of the fashion marketplace.

The Company's current portfolio includes the following subsidiaries:

- Debra Brooks Corporation
- Quetells & Company, Limited
- Peter Cazalet Corporation

Each of these businesses contributes to the Company's broader objective of building a diversified collection of premium consumer brands, operating across complementary segments of the fashion and accessories market.

Debra Brooks Corporation

Debra Brooks Corporation operates within the luxury women's footwear segment of the fashion industry. The brand focuses on high-quality ladies' footwear designed to combine aesthetic refinement with functional versatility.

In light of the Company's current capital constraints, Debra Brooks Corporation represents the Company's primary operational focus during the initial stage of its development. Management intends to direct its near-term strategic, financial, and operational resources toward the successful launch and market establishment of the Debra Brooks brand.

The product line is expected to include casual and sport-oriented footwear styles designed to appeal to consumers who value both design sophistication and everyday usability.

A defining feature of the brand is its emphasis on traditional craftsmanship. Footwear is handcrafted in Italy, reflecting a commitment to high manufacturing standards, quality materials, and skilled artisan production.

Italian manufacturing carries longstanding recognition within the global luxury footwear market and supports the brand's positioning within the premium segment.

Distribution is structured around an e-commerce-first model that allows the brand to engage directly with consumers while maintaining operational flexibility and controlled inventory levels.

Within the Company's portfolio, Debra Brooks Corporation provides:

- participation in a defined niche within the luxury footwear market
- a brand identity supported by recognized manufacturing provenance
- and a product category with enduring consumer demand.

Quetells & Company, Limited

Quetells & Company, Limited operates within the men's luxury accessories segment, contributing additional product diversity to the Company's brand portfolio.

The brand is positioned around design-driven leather accessories that emphasize craftsmanship, quality materials, and timeless styling. The accessories segment represents an important component of the broader luxury fashion ecosystem, as it allows brands to establish strong identity and customer loyalty through distinctive product offerings.

Within Agavenny's portfolio, Quetells & Company, Limited broadens the Company's exposure across complementary categories of premium consumer goods, strengthening the overall diversification of the brand portfolio.

Its presence within the portfolio supports:

- diversification beyond footwear into accessories
- participation in the men's luxury accessories market
- and additional opportunities for brand-driven value creation.

While each subsidiary maintains its own commercial focus, the inclusion of Quetells & Company, Limited contributes to the overall balance and breadth of the Company's brand portfolio.

Peter Cazalet Corporation

Peter Cazalet Corporation represents another distinct brand platform within the Company's portfolio, focused on premium men's apparel and accessories.

The brand's merchandise range is expected to include:

- custom shirts
- off-the-rack shirts
- neckties
- hosiery
- fragrances and toiletries
- and accessories such as cuff links and small leather goods.

Through this product offering, the brand seeks to appeal to consumers who appreciate classic styling, traditional craftsmanship, and refined menswear aesthetics.

The breadth of this merchandise range allows the brand to participate in multiple segments of the men's premium lifestyle market while maintaining a consistent brand identity centered on craftsmanship and classic design.

Within the Company's portfolio strategy, Peter Cazalet Corporation contributes to diversification by expanding the Company's presence within men's apparel and related lifestyle products.

This diversification supports the Company's broader objective of developing a portfolio composed of differentiated brands serving complementary market segments within the luxury and premium fashion industry.

Portfolio Structure and Strategic Cohesion

Each subsidiary within the Company's portfolio is evaluated and developed based on its individual brand characteristics, market positioning, and growth trajectory.

At the same time, the Company seeks to maintain strategic coherence across the portfolio by focusing on businesses that operate within related segments of the apparel and accessories market.

This approach allows the Company to cultivate a collection of complementary brands while preserving the distinct identities that are essential to successful fashion businesses, thereby strengthening long-term brand value and market recognition.

Management believes that maintaining clear brand differentiation while applying consistent governance and strategic oversight provides a balanced framework for portfolio development.

Portfolio Synergy and Value Creation Strategy

Agavenny's approach to portfolio development emphasizes disciplined stewardship rather than operational consolidation.

The Company views its portfolio as a collection of individual brand assets operating within related segments of the fashion industry. Each brand is evaluated based on its own commercial merits while benefiting from the broader strategic insight and governance provided by the Company.

Value creation within the portfolio is primarily driven by:
- thoughtful brand development
- disciplined capital allocation

Rather than relying on aggressive operational integration, the Company seeks to support its subsidiaries by providing guidance and experience derived from operating within comparable industry segments.

This approach allows the Company to enhance portfolio value while preserving the independence and creative identity that are often central to successful fashion brands.

E-Commerce Model

The Company's portfolio businesses primarily utilize digital commerce channels as their principal means of reaching customers.

Online distribution platforms provide brands with the ability to communicate directly with consumers, manage inventory levels efficiently, and expand into broader geographic markets without the infrastructure typically associated with traditional retail expansion.

Each subsidiary determines its own distribution strategy based on its target market, brand positioning, and operational requirements.

However, digital commerce currently represents the primary distribution channel across the Company's portfolio.

From a strategic perspective, e-commerce enables the Company's brands to scale their market presence while maintaining operational flexibility and capital efficiency.

Forward-Looking Intent

Statements within this section describing the Company's strategic orientation, business objectives, and portfolio development plans reflect management's current expectations and intentions as of the date of this Offering Circular.

These statements are inherently forward-looking and are subject to various uncertainties and contingencies, including but not limited to:
- capital availability
- market conditions
- regulatory developments
- and the operational performance of the Company's subsidiaries.

Accordingly, there can be no assurance that any anticipated initiatives or strategies will be implemented or that any such initiatives will produce the expected results.

Prospective investors are encouraged to review this section in conjunction with the Risk Factors section of this Offering Circular.

The Company undertakes no obligation to update or revise any forward-looking statements except as may be required under applicable securities laws and regulations.

Concluding Overview of the Business

Agavenny Corporation is positioned to re-emerge as a brand-focused enterprise operating within the luxury apparel and accessories sector. Through the development and stewardship of a portfolio of distinctive consumer brands, the Company seeks to participate in an industry where brand identity, craftsmanship, and consumer loyalty represent significant drivers of long-term value.

The Company's portfolio currently encompasses brands operating in women's luxury footwear, men's leather accessories, and premium men's apparel and lifestyle products. Together, these businesses provide a foundation for the Company's strategic objective of building a diversified collection of complementary brand assets.

By combining disciplined governance, thoughtful capital allocation, and a long-term commitment to brand development, Agavenny intends to cultivate businesses capable of operating successfully within the global digital retail environment.

Management believes that this portfolio-based approach—focused on premium brand assets and supported by scalable e-commerce distribution—provides a coherent framework through which the Company may pursue sustainable growth and long-term enterprise value.

RISK FACTORS

An investment in our Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. If any one or more of the following risks were to occur, it could have a material adverse effect on our business, prospects, financial condition and results of operations. Additional risks of which we are unaware or, that we currently believe are not material, may also become important factors that adversely affect our business or results of operations. These Securities should only be purchased by persons who can afford to risk the loss of their entire investment.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The United States Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the United States Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risks Related to Our Development Stage and Capital Requirements

We are in a pre-seed stage and currently generate no revenue.

The Company has not generated revenue during the past two fiscal years and does not expect to generate revenues during the pre-seed phase of development. Our current activities are focused on product development, brand positioning, supplier coordination, and operational preparation for launch of the Debra Brooks brand.

As a result, investors are relying on management's ability to execute a future business plan rather than on an established revenue-generating enterprise. There can be no assurance that we will successfully launch products, achieve market acceptance, or generate revenues in the future.

The proceeds of this Offering will not be sufficient to fund long-term operations.

This Offering seeks a minimum of $20,000 and a maximum of $120,000. Even if the maximum amount is raised, the proceeds will fund only a limited operational runway of approximately nine months and are intended to support prototype development, website completion, limited staffing, and preparation for commercial readiness.

The proceeds of this Offering will not be sufficient to:

- Fund full-scale inventory acquisition
- Support national marketing campaigns
- Hire a complete operational team
- Sustain long-term commercial operations

Accordingly, this Offering represents an initial step in a broader capital formation strategy and not full capitalization of the business.

Our ability to execute our business plan depends on raising additional capital, including a planned $2.5 million seed round.

The Company intends to pursue a subsequent equity financing of approximately $2.5 million following completion of the pre-seed phase and demonstration of a minimum viable product. The anticipated seed round is expected to fund inventory purchases, expanded staffing, marketing initiatives, and the commercial launch of a prêt-à-porter merchandise line.

There can be no assurance that the seed round will be successfully completed on acceptable terms, or at all. If we are unable to raise additional capital beyond this Offering, we may be required to materially scale back operations, delay launch, or cease pursuing our current business strategy.

If we raise only the minimum offering amount, we will require additional financing to reach commercial launch.

If only the $20,000 minimum is raised, the Company will be able to fund limited prototype development and website buildout but will not have sufficient capital to prepare for meaningful commercial launch. In such case, we will need to seek additional financing, which may include loans from management or third-party lenders.

There can be no assurance that such additional financing will be available when needed, on acceptable terms, or at all. Failure to obtain additional funding could prevent the Company from executing its business plan.

We have minimal cash and significant liabilities.

As of the most recent fiscal year end, January 31, 2026, the Company had $100 in cash and outstanding liabilities totaling approximately $178,408. Of this amount, approximately $128,432 represents advances made by our President and Chief Executive Officer to fund operating expenses, and approximately $43,976 is owed to our stock transfer agent.

Although management does not presently intend to demand repayment of related-party advances, these obligations remain outstanding and may limit our financial flexibility. Our limited liquidity heightens our dependence on successful capital raising.

Our historical operations differ from our current strategic focus.

Historically, the Company engaged in corporate services activities. Following a contraction in activity after the COVID-19 pandemic, the Company determined to reposition its strategy toward a hybrid holding company model focused on direct-to-consumer apparel and accessories brands, beginning with the Debra Brooks brand.

Because our current business plan differs from our historical activities, we have limited operating history in our proposed line of business. Investors must evaluate the Company based on a new strategic direction that has not yet been commercially implemented.

Risks Related to Execution of Our Business Strategy

Our initial operational focus is concentrated on a single brand.

The Company's near-term strategy is centered on the launch of the Debra Brooks brand. If this initial brand fails to achieve market acceptance, generate customer demand, or produce sufficient margins, our broader portfolio strategy may not be realized.

Brand concentration during the early stage of development increases execution risk.

We may not successfully launch commercially viable merchandise.

Although management has identified manufacturing relationships and design resources, we have not yet launched a commercial merchandise line under our current strategy. Risks include:

- Failure to produce prototypes that meet market expectations
- Inability to scale production
- Quality control issues
- Cost overruns
- Delays in supplier performance

Any of these factors could materially delay or impair our ability to launch.

We will depend on third-party manufacturers and service providers.

We expect to rely on third-party manufacturers, including artisanal production sources in Italy, as well as third-party logistics providers, website infrastructure providers, payment processors, and marketing platforms.

We do not control these third parties. Any disruption in supplier relationships, increased costs, geopolitical issues, trade restrictions, currency fluctuations, or operational failures could materially adversely affect our business.

We may not achieve effective or cost-efficient customer acquisition.

Our business model depends on digital marketing, including search engine marketing, email outreach, influencer partnerships, and social media engagement. We have not yet demonstrated the ability to acquire customers at economically sustainable levels.

Advertising costs may increase, marketing channels may become less effective, and competitors may outspend us. If we are unable to develop efficient customer acquisition strategies, our business model may not be viable.

Risks Related to Management and Governance

We are highly dependent on our President and Chief Executive Officer.

Our success depends substantially on the experience, judgment, and efforts of Patrick Brooks. The loss of his services could materially impair our ability to execute our business plan. We do not maintain key person life insurance on Mr. Brooks.

Our Chief Executive Officer has funded the Company and related-party transactions may present conflicts of interest.

A substantial portion of our outstanding liabilities consists of non-interest-bearing advances made by Mr. Brooks to fund Company operations. These advances are not documented by formal loan agreements and are considered as payable on demand, although repayment is not presently contemplated.

Because Mr. Brooks is both a creditor and the Company's chief executive officer, decisions regarding repayment timing or future financial arrangements could involve conflicts of interest.

Concentration of ownership limits minority stockholder influence.

The Brooks Family Irrevocable Trust 2012 beneficially owns approximately 88.3% of our outstanding Common Stock. As a result, the Trust, and indirectly Mr. Brooks through voting control, can significantly influence matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.

Minority stockholders will have limited ability to influence corporate governance matters.

We do not provide for cumulative voting.

Because cumulative voting is not available in the election of directors, stockholders holding a majority of outstanding shares may elect all members of the Board of Directors, further limiting minority representation.

The Board may issue Preferred Stock without stockholder approval.

We are authorized to issue up to 150,000,000 shares of Preferred Stock. The Board of Directors may determine the rights and preferences of such shares without further stockholder approval, unless required by law. Future issuances could dilute the voting power and economic interests of holders of Common Stock.

Risks Related to Competition and Market Conditions

We face intense competition in the apparel and e-commerce industries.

The online retail market is highly competitive and characterized by low barriers to entry. Many competitors have significantly greater financial, marketing, operational, and brand resources than we do. Larger competitors may benefit from economies of scale, established customer bases, and superior purchasing power. We cannot assure you that we will successfully compete or achieve sustainable market share.

Risks Related to Data Privacy, Regulation, and Cybersecurity

We will be subject to evolving data privacy and marketing regulations.

As we develop our e-commerce operations, we expect to collect and process personal information relating to customers and business partners. We will be subject to federal and state consumer protection and privacy laws, including laws governing electronic marketing communications.

Such laws are complex and evolving. Compliance may require significant resources, and failure to comply could result in fines, litigation, regulatory actions, reputational harm, and operational disruption.

Cybersecurity incidents could harm our business.

We will rely on third-party platforms and service providers to host our website, process payments, and store data. Cybersecurity breaches or data security incidents affecting us or our vendors could result in legal liability, regulatory penalties, loss of consumer trust, and financial loss.

ADDITIONAL RISKS RELATED TO TECHNOLOGY, PAYMENTS, AND INTELLECTUAL PROPERTY

Risks Related to Information Technology and Cybersecurity.

Our reliance on information technology systems and third-party service providers exposes us to cybersecurity and operational risks.

As we develop our e-commerce operations, we will rely on information technology systems to support website functionality, payment processing, data storage, communications, accounting, and other business activities. Many of these systems will be owned or operated by third-party service providers, including hosting providers, payment processors, cloud platforms, and software vendors.

Although we intend to implement reasonable safeguards, no system is completely secure. Cybersecurity incidents, including unauthorized access, phishing attacks, ransomware, malware, system misconfigurations, or human error, could compromise confidential information, disrupt operations, and damage our reputation.

Because we are in an early stage of development and operate with limited resources, our ability to detect, prevent, and respond to cybersecurity incidents may be more limited than that of larger, more established companies.

Cybersecurity incidents could result in legal liability, financial loss, and reputational harm.

If our systems or those of our third-party providers are compromised, we could face:

- Regulatory investigations or enforcement actions
- Claims by customers or business partners
- Costs associated with remediation and system restoration
- Loss of consumer trust

- Reputational damage

Such events could materially adversely affect our business, financial condition, and results of operations. Insurance coverage, if maintained, may not be sufficient to cover all associated losses.

Risks Related to Payment Processing

We will depend on third-party payment processors and may be subject to payment network rules and compliance obligations.

We expect to accept credit cards, debit cards, and other electronic forms of payment. As a result, we will rely on third-party payment processors and will be subject to the rules and standards of payment networks, including data security requirements such as PCI-DSS.

Failure to comply with applicable payment processing standards could result in fines, higher transaction fees, suspension of payment acceptance privileges, or reputational harm.

We will also be exposed to risks of payment fraud, chargebacks, and other transactional disputes. Fraudulent activity could increase our costs and negatively impact margins.

Because we rely on third parties for payment processing, any disruption or failure in their services could interrupt our ability to accept customer payments.

Risks Related to Technology Adoption and Artificial Intelligence

Failure to effectively utilize evolving technologies may impair competitiveness.

The apparel and e-commerce industries are subject to ongoing technological change, including advancements in digital marketing tools, analytics platforms, and artificial intelligence applications.

Although we may seek to utilize certain technologies to enhance marketing, design, or customer engagement, there can be no assurance that such efforts will be successful or cost-effective. Implementation of new technologies may require additional capital, integration effort, and compliance oversight.

Improper implementation or reliance on inaccurate or biased automated systems could result in operational inefficiencies, reputational harm, or regulatory exposure.

Risks Related to Intellectual Property

We may be unable to adequately protect our brand and intellectual property.

Our business strategy depends in part on the development and protection of brand identity, trademarks, domain names, website content, and other proprietary assets associated with our current brands, Debra Brooks, Peter Cazalet and Quetells, as well as future portfolio brands.

Although we may seek trademark protection and rely on contractual and legal protections, we cannot assure that:
- Our trademarks will be successfully registered
- Our intellectual property will not be challenged or infringed

- Competitors will not develop similar branding
- We will be able to enforce our rights cost-effectively

Intellectual property disputes could result in legal expenses, forced rebranding, reputational harm, or business disruption.

Our proprietary concepts and supplier relationships may not provide sustainable competitive advantage.

While management has identified design resources and manufacturing relationships, including artisanal production sources, such relationships are not exclusive. Competitors may access similar manufacturing capabilities or develop comparable merchandise offerings.

If we are unable to differentiate our merchandise through brand positioning, quality, design, or customer experience, we may not achieve sustainable competitive advantage.

ADDITIONAL RISKS RELATED TO OUR MERCHANDISE, CORPORATE GOVERNANCE, CAPITALIZATION, AND OPERATIONS

Risks Related to Merchandise Safety and Compliance

Merchandise safety or quality failures could result in liability, recalls, and reputational harm.

As we develop and launch branded merchandise, including apparel and related products, we will rely on third-party suppliers and manufacturers to produce goods that comply with applicable safety standards, labeling requirements, and regulatory obligations.

If any merchandise fail to meet applicable safety requirements or customer expectations regarding quality, durability, or labeling accuracy, we could face:

- Merchandise recalls
- Regulatory inquiries or enforcement actions
- Consumer claims or litigation
- Reputational harm
- Refunds, replacements, or lost sales

Because we will initially operate with limited merchandise diversification and limited inventory depth, a merchandise recall or quality issue affecting a core merchandise line could disproportionately impact revenue and brand perception.

We depend on supplier representations and may have limited recourse.

We expect to rely on supplier and fulfillment partner representations regarding merchandise content, compliance, safety testing, and labeling. Any inaccuracies or non-compliance could expose us to regulatory or civil liability.

Indemnification rights from suppliers, if any, may be insufficient or difficult to enforce. Insurance coverage, if maintained, may not fully cover merchandise-related losses.

Even unsuccessful claims could require significant management attention and legal expense, which may materially adversely affect our financial condition.

Risks Related to Supply Chain and Fulfillment

Our dependence on third-party manufacturers and fulfillment partners exposes us to operational risk.

We intend to outsource merchandise manufacturing and fulfillment activities. As a result, we will depend on third parties for:

- Production quality
- Timely delivery
- Inventory availability
- Compliance with contractual specifications
- Cost stability

If a supplier fails to perform, experiences financial difficulty, suffers operational disruption, or discontinues customized production, we may experience delays, cost increases, or merchandise shortages.

To the extent we rely on single-source suppliers or limited production relationships—particularly for specialized or artisanal merchandise—our exposure to supply disruption risk may be heightened.

Supply chain interruptions could materially adversely affect merchandise launches, customer satisfaction, and revenue generation.

Risks Related to Limited Operating History

We are a development-stage company with no operating revenue.

We are a start-up enterprise with no material operating history and no current revenues. Investors must evaluate us in light of the risks, uncertainties, expenses, and difficulties frequently encountered by early-stage companies.

Our business model has not yet been fully implemented or validated. There can be no assurance that:

- We will successfully launch our website and branded merchandise
- We will achieve meaningful customer adoption
- We will generate revenues
- We will achieve profitability.

We expect to incur operating losses for the foreseeable future.

Our limited operating history makes it difficult to forecast future results, manage growth, or evaluate the effectiveness of our strategy.

Risks Related to Capital Requirements

The proceeds of this Offering will fund only an initial phase of development.

This Offering is designed to fund preliminary implementation of our business strategy, including infrastructure buildout, website development, brand positioning, and initial merchandise sourcing.

The proceeds may not be sufficient to fully implement our business plan or sustain operations beyond the near term.

Our strategic plan contemplates the need for additional capital through subsequent financing rounds.

Future financing may not be available.

We will require additional capital to execute our strategy and maintain operations. There can be no assurance that additional financing will be available on acceptable terms, or at all.

If we are unable to obtain additional capital when required, we may be forced to:

- Delay or reduce merchandise launches
- Curtail marketing initiatives
- Reduce operating scope
- Seek strategic alternatives
- Cease operations

In such circumstances, investors could lose all or a substantial portion of their investment.

Risks Related to Corporate Governance and Anti-Takeover Provisions

Certain provisions of our governing documents and Colorado law may discourage takeover attempts.

Our Amended and Restated Articles of Incorporation, Bylaws, and applicable Colorado law contain provisions that may discourage or delay changes in control.

These provisions may include:

- Limitations on stockholder ability to call special meetings
- Advance notice requirements for stockholder proposals
- Board authority to determine the number of directors and fill vacancies
- Prohibition of cumulative voting
- Restrictions on stockholder action by written consent
- Designation of Colorado state courts as exclusive forum for certain matters.

These provisions could make it more difficult for stockholders to effect changes in control or management. As a result, stockholders may be limited in their ability to receive a control premium for their shares, and such provisions may affect the market value of our securities.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation, brand identity and perceived credibility are foundational to our business model, particularly in light of our development-stage status and our intention to relaunch operations in the e-commerce apparel and accessories market. As we seek to position ourselves in a competitive and brand-sensitive industry, the strength of our reputation will be central to customer acquisition, retention and strategic partnerships. Any incident that diminishes consumer trust, questions our operational integrity, or undermines confidence in our merchandise, management or corporate governance could materially impair our ability to execute our business plan. Even isolated or unsubstantiated allegations, whether relating to merchandise quality, fulfillment performance, customer service, financial transparency, or regulatory compliance, could erode brand value. Negative publicity may arise from actual events, misunderstandings, third-party commentary, or inaccurate reporting. We may be adversely affected regardless of the merit or accuracy of such publicity. The rapid evolution of digital communication channels significantly amplifies this risk. Social media platforms, blogs, online forums and other internet-based communications enable information, commentary and opinion to reach a broad audience almost instantaneously. The dissemination of adverse statements—whether factual, misleading, or entirely false—may occur rapidly and without warning. The viral nature of online content may limit our ability to respond in a timely or effective manner, and reputational damage may occur before corrective actions can be implemented. Such reputational harm could result in loss of consumer confidence, reduced sales, difficulty attracting strategic partners, increased scrutiny from regulators, and potential litigation, all of which could materially and adversely affect our business, financial condition and results of operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

As we intend to operate primarily through digital platforms, our reliance on information technology infrastructure will be substantial. We will manage and store proprietary information, strategic business data, and sensitive personal information relating to customers, vendors, employees and other stakeholders. This exposure creates vulnerability to cyber security threats, including unauthorized intrusions, ransomware, phishing schemes, distributed denial-of-service attacks, and other malicious activity. Such attacks may involve increasingly sophisticated malware, including viruses, worms and other malicious software programs designed to exploit system vulnerabilities. Certain threats may constitute so-called zero-day exploits, which are particularly difficult to detect because they do not correspond to known threat signatures in commercially available antivirus systems. Skilled hackers or coordinated cybercriminal groups may attempt to penetrate our systems in order to misappropriate confidential information, disrupt operations, extort payment, or otherwise compromise the integrity of our data infrastructure. In addition, software applications that we develop internally or procure from third-party providers may contain design defects, coding errors, integration flaws or other vulnerabilities that could impair system performance or create security exposures. Any significant disruption, infiltration, malfunction or failure of our information technology systems—whether caused by cyber-attacks, human error, insider misuse, power outages, natural disasters, hardware failure or other unforeseen events—could result in data breaches, loss of proprietary information, business interruption, reputational damage, regulatory investigations and increased operational costs. Given our limited financial resources and early-stage status, our ability to absorb or remediate a significant cyber event may be constrained, which could materially and adversely affect our business.

Security breaches of confidential customer information, including in connection with electronic payment processing, may adversely affect our business.

Our anticipated business model requires the collection, storage and transmission of personally identifiable information and financial transaction data through our own systems and through those maintained by third-party service providers, including payment processors and fulfillment partners. The integrity, confidentiality and protection of this data are critical to maintaining consumer trust and regulatory compliance. The regulatory environment governing information security and data privacy continues to evolve at the federal, state and international levels. These regulations impose increasingly stringent requirements relating to consumer consent, data protection standards, breach notification, and cybersecurity safeguards. Compliance with these requirements may necessitate significant investment in technology infrastructure, internal controls, legal advisory services and ongoing monitoring. Our systems, or those of our third-party providers, may not be able to fully satisfy evolving regulatory requirements or heightened customer expectations without substantial additional cost or delay. A breach in our systems, or in the systems of vendors with whom we share data, could interrupt operations, delay transaction processing, expose confidential information, and result in regulatory enforcement actions. Any theft, unauthorized access, misappropriation or loss of personal data may subject us to fines, civil litigation, contractual liability, reputational harm and increased compliance obligations. Even allegations of inadequate security, irrespective of whether a breach has occurred, may damage our brand and impair customer confidence. Additionally, advancements in computing capabilities, including developments in cryptography or artificial intelligence, may render existing security protocols less effective over time. Should our security measures prove inadequate, we may incur significant remediation expenses, including system upgrades, forensic investigations, legal defense costs and potential settlements, all of which could materially affect our financial condition and operating results.

The regulation of individually identifiable data is complex and subject to rapid and unpredictable change.

Our collection and use of personal data may subject us to a range of consumer protection, privacy and cybersecurity laws and regulations that vary by jurisdiction. Regulatory authorities continue to expand enforcement efforts in this area, and penalties for non-compliance may be substantial. New or amended regulations may impose additional operational burdens, restrict our ability to use customer data for marketing or analytics purposes, or require costly modifications to our systems and business practices. Compliance costs may include investment in enhanced technological safeguards, employee training, auditing procedures and third-party certifications. Moreover, the intentional or negligent actions of employees, contractors or service providers could compromise our security measures and undermine compliance efforts. The risk of unauthorized access, whether through internal misconduct or external intrusion, remains present despite preventive controls. Any material failure to comply with applicable data protection laws could result in regulatory fines, reputational damage, contractual disputes and civil claims, which may materially and adversely affect our business.

We are not subject to the internal control and reporting requirements of the Sarbanes-Oxley Act, and our financial controls may be less robust than those of more mature public companies.

As a development-stage enterprise with limited historical operations and minimal revenue, we have not implemented the comprehensive internal control infrastructure typically associated with larger reporting companies. We are not currently subject to the full requirements of the Sarbanes-Oxley Act of 2002, including its provisions relating to management assessment of internal controls over financial reporting and auditor attestation requirements. Consequently, our financial reporting systems and disclosure controls may not provide the same level of assurance as those of established public companies with mature governance frameworks. There can be no assurance that our existing controls would identify or prevent material misstatements, errors or irregularities. Should we be required in the future to implement more robust financial control systems to comply with expanded regulatory requirements, the associated costs could be significant relative to our current financial resources. The diversion of management time and capital to implement enhanced compliance measures could adversely impact our ability to execute our operational strategy. Any material weakness in our internal controls, if identified, could reduce investor confidence, increase the cost of capital and impair our ability to raise additional financing.

We operate in a highly competitive industry, and failure to compete effectively could materially and adversely affect our business.

The apparel and accessories sector is intensely competitive and characterized by low barriers to entry, rapid changes in consumer preferences, significant marketing expenditures and substantial brand competition. We will compete with established brands, emerging direct-to-consumer companies, marketplace platforms and private-label offerings. Many of these competitors possess substantially greater financial resources, brand recognition, supply chain infrastructure, marketing budgets and operational experience. Larger competitors may achieve economies of scale in sourcing, manufacturing, logistics and advertising that are not presently available to us. They may also offer merchandise at lower price points, deploy aggressive promotional strategies, or invest more heavily in digital marketing and influencer engagement. In addition, technological innovation in e-commerce, personalization algorithms, logistics optimization and customer data analytics may provide competitive advantages to better-capitalized firms. Our limited capital resources may restrict our ability to respond effectively to competitive pressures, invest in brand development, or sustain prolonged customer acquisition campaigns. If we are unable to differentiate our offerings, maintain quality standards, or effectively reach our target demographic, our business prospects and financial performance could be materially adversely affected.

The United States Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it review the accuracy or completeness of this Offering.

The fact that our Form C is accessible through the EDGAR filing system should not be interpreted as approval, endorsement or validation by the United States Securities and Exchange Commission. The Commission does not evaluate the merits of any offering conducted pursuant to Regulation Crowdfunding, nor does it provide assurances regarding the adequacy of disclosure. Investors must rely solely upon their own review of this Form C and the accompanying exhibits in evaluating the Offering. The absence of regulatory review may increase the risk that investors rely on incomplete or misunderstood information in making their investment decisions.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

Accordingly, investors will not receive the protections typically afforded in registered public offerings, including access to audited financial statements prepared in accordance with the standards applicable to larger reporting companies. No governmental authority has reviewed or approved the Offering or the Securities. Investors must independently assess the adequacy of disclosure and the fairness of the terms of the Offering. The lack of registration may also limit the liquidity of the Securities and restrict transferability.

Our management has broad discretion in the use of proceeds from the Offering.

We intend to apply the net proceeds of this Offering towards the implementation of our operational strategy, including brand development, platform build-out and working capital requirements, however, management retains significant discretion in allocating funds amongst competing priorities. Circumstances may arise that require a reallocation of the proceeds to address unforeseen expenses or strategic adjustments. Investors will not have the opportunity to approve specific expenditures or monitor real-time deployment of capital. The exercise of such discretion, even if undertaken in good faith, may not yield the anticipated returns and could adversely affect the Company's prospects.

We may terminate the Offering early.

If the Offering is fully subscribed prior to August 31, 2026, we may elect to close the Offering upon providing at least five business days' notice to investors. Early termination may limit the total amount of capital raised and may restrict the ability of certain prospective investors to participate. Conversely, early closing may accelerate our obligation to deploy capital in accordance with our operational plan. The timing of subscription commitments and closing mechanics may therefore influence both the Company's funding capacity and investor participation opportunities.

The Securities will not be freely tradable under the Securities Act until at least one year from the date of issuance, subject to limited exceptions.

Although resale may be permitted thereafter under certain exemptions, including those available pursuant to Regulation Crowdfunding, transferability remains restricted and subject to applicable federal and state securities laws. Each investor should consult independent legal counsel regarding the resale limitations applicable to their investment. This investment should be regarded as long-term and illiquid in nature. There is no existing public market for the Securities, and no assurance can be given that any public market will ever develop. The Company does not currently contemplate registering the Securities under the Securities Act or under any state securities laws. As a result, investors may be required to hold their Securities indefinitely. Even if a private resale were permissible, transfer restrictions could materially limit the price obtainable in any such transaction. Investors will be required to represent that they are acquiring the Securities for investment purposes only and not with a view to resale or distribution. Accordingly, investors must be prepared to bear the economic risk of their investment for an extended and potentially indefinite period.

The offering price of the Securities has been arbitrarily determined and does not necessarily reflect the actual value of the Company.

The price was established by management based upon a variety of subjective considerations, including the Company's developmental status, general market conditions, anticipated capital requirements and perceived investor appetite. The offering price was not derived from a valuation methodology based upon assets, revenues, earnings, cash flow, book value or other recognized financial metrics. Given the Company's limited operating history and absence of sustained revenues, traditional valuation benchmarks are not readily applicable. Investors should not assume that the offering price represents the fair market value of the Securities or that such value will be realized in the future. There can be no assurance that subsequent financings, if any, will occur at valuations equal to or greater than the valuation implied by this Offering.

The issuance of Preferred Stock or additional shares of Common Stock may result in substantial dilution to investors.

Under the Company's Articles of Incorporation, the Board of Directors possesses authority to issue shares of Preferred Stock in one or more series and to determine the rights, preferences, privileges and restrictions applicable to each such series without further shareholder approval, except as may be required by applicable law. The Board also has the authority to issue additional shares of authorized but unissued Common Stock. The availability of such shares provides flexibility in structuring future financings, strategic transactions, or other corporate initiatives; however, it also creates the potential for dilution of existing shareholders' ownership interests, voting power and economic rights. Preferred Stock, if issued, could carry rights superior to those of Common Stock, including liquidation preferences, dividend rights, conversion features, redemption rights or enhanced voting rights. Such terms could adversely affect the value of the Common Stock and may impede or facilitate a change of control transaction depending upon the structure adopted. The issuance of additional equity or equity-linked securities in future financings may also occur at valuations lower than the current Offering, which would further dilute existing investors.

There is no public market for our Securities, and investors should not expect liquidity.

The Securities offered hereby are being issued pursuant to an exemption from registration under the Securities Act and will not be registered for resale. As a result, investors will not benefit from the liquidity typically associated with exchange-listed securities. The absence of a trading market means that investors may not be able to readily sell or otherwise dispose of their Securities, even if personal financial circumstances require liquidity. The inability to transfer the Securities could result in investors bearing the full economic risk of loss for an indefinite duration. Any future efforts to create liquidity, including potential quotation on an alternative trading system or other secondary market platform, are speculative and cannot be assured.

Our Bylaws provide for indemnification of directors and officers to the fullest extent permitted by applicable law.

These provisions may require the Company to indemnify its directors and officers against certain liabilities incurred in connection with their service to the Company, including liabilities arising from litigation. The effect of such provisions may be to discourage shareholder litigation against directors and officers, even in circumstances involving alleged misconduct. Although indemnification is generally limited to actions taken in good faith and in a manner reasonably believed to be in the best interests of the Company, the practical effect may be to limit the remedies available to investors. The Company's obligation to advance or reimburse legal expenses may also impose financial burdens, particularly given its limited capital resources.

We may be unable to meet our future capital requirements.

The Company's ability to execute its business plan is dependent upon the successful completion of this Offering and, potentially, additional future financings. Even if this Offering is fully subscribed, the net proceeds may be insufficient to achieve sustained profitability or long-term operational stability. The Company expects that available capital will fund operations for a limited period, after which additional financing may be required. There can be no assurance that additional capital will be available on favorable terms, or at all. Market conditions, Company performance, investor sentiment and broader economic factors may adversely affect capital-raising efforts. If adequate financing is not available when needed, the Company may be forced to curtail operations, delay strategic initiatives, reduce planned expenditures or seek alternative transactions that may not be in the best interests of shareholders.

We will compete with companies possessing substantially greater financial and operational resources.

The online apparel and accessories sector is characterized by low entry barriers, rapid technological evolution and intense competitive pressure. Competitors include established online retailers, traditional brick-and-mortar retailers with significant e-commerce operations, marketplace platforms and emerging direct-to-consumer brands. Many such competitors benefit from established brand recognition, large customer bases, sophisticated logistics networks, advanced data analytics capabilities and substantial marketing budgets. These competitive advantages may enable them to respond more rapidly to consumer trends, offer lower pricing, secure favorable supplier arrangements and deploy targeted digital advertising strategies. The Company's limited capital base may constrain its ability to compete effectively, particularly in sustained customer acquisition campaigns or in absorbing margin pressure resulting from competitive pricing dynamics.

Our operations will depend upon third-party suppliers for sourcing and fulfillment.

As an e-commerce retailer, the Company will rely on third-party manufacturers, distributors and logistics providers for the production, warehousing and delivery of merchandise. The Company will not control the manufacturing processes of its suppliers and must depend upon them to meet agreed quality standards and delivery timelines. Any disruption in supplier operations, whether due to financial instability, labor disputes, natural disasters, geopolitical instability, transportation disruptions or other external events, could materially impair the Company's ability to fulfill customer orders. Delays, defects or quality control failures may result in order cancellations, returns, reputational damage and potential liability. Because supplier relationships may not be exclusive, there is also risk that suppliers may allocate inventory preferentially to larger or more established customers.

The Company may face claims alleging infringement of intellectual property rights.

Third parties may assert that the Company's merchandise, branding, website content, marketing materials or other business activities infringe upon their copyrights, trademarks, patents or other proprietary rights. Even if such claims are without merit, defending against intellectual property litigation may be costly and time-consuming, diverting management attention and financial resources from core operations. If an infringement claim were successful, the Company could be required to pay damages, cease use of disputed intellectual property, enter into licensing arrangements on unfavorable terms or redesign merchandise and marketing materials. Any such outcome could materially affect operations and financial performance.

The Company may be subject to product liability claims.

Although merchandise will be manufactured by third parties, the Company, as retailer, may be named in product liability actions alleging injury or property damage arising from defective goods. Product liability claims, whether meritorious or not, could result in substantial legal defense costs, settlements or judgments. Insurance coverage may not be sufficient to cover all potential claims, and certain risks may be excluded from coverage. A significant product liability event could adversely affect cash flow and damage the Company's reputation with customers and partners.

As a publisher of online content, the Company may be exposed to liability related to website materials and digital communications.

Claims may arise alleging defamation, negligence, misrepresentation, copyright infringement, trademark infringement or other violations based on content displayed on the Company's website or distributed through digital marketing channels. The Company may also face claims relating to user-generated content, unauthorized reproduction of third-party materials or improper use of proprietary technology. Existing insurance policies may not cover all such claims, and additional coverage may not be available on reasonable terms. Any significant liability not covered by insurance could materially impair the Company's financial stability.

The Company is a development-stage enterprise with limited operating history and a history of losses.

Since inception, activities have primarily consisted of organizational matters, maintenance of corporate status, and the development of strategic plans. The Company has not generated sustained revenue and has incurred operating losses. Its business model remains unproven, and its prospects must be evaluated in light of the risks typically encountered by early-stage enterprises, particularly those operating in competitive and evolving online commerce markets. Implementation of the strategic plan will require significant expenditures relating to website development, digital infrastructure, brand positioning, marketing campaigns, fulfillment capabilities, administrative staffing and transaction-processing systems. There can be no assurance that these investments will yield profitable operations. The Company expects to incur operating losses and negative cash flow for the foreseeable future.

Establishing and maintaining brand recognition will be critical to long-term success.

The Company intends to develop and promote proprietary brand names in a crowded and highly competitive marketplace. Building brand awareness requires sustained investment in marketing, customer experience, merchandise quality and reputation management. Numerous competitors already possess well-established brands and loyal customer bases. If the Company fails to deliver a compelling online experience, maintain consistent quality standards or allocate sufficient resources to brand promotion, its ability to attract and retain customers may be materially impaired. Conversely, excessive marketing expenditures undertaken in an effort to accelerate brand recognition could strain limited financial resources without generating commensurate returns.

Failure to adapt to technological change may render our systems obsolete.

The e-commerce industry evolves rapidly, with ongoing innovation in payment systems, data analytics, artificial intelligence, customer personalization and supply chain optimization. The Company may be required to license emerging technologies, upgrade existing platforms and invest in new digital capabilities to remain competitive. Such initiatives may require significant capital expenditures and technical expertise. There can be no assurance that the Company will successfully implement technological upgrades in a timely or cost-effective manner. Failure to adapt to evolving industry standards may reduce customer engagement and impair operational efficiency.

Investors understand that the Securities are subject to resale restrictions under applicable federal securities laws.

Disposition of the Securities may only occur pursuant to an effective registration statement, a valid exemption from registration or as otherwise permitted under Regulation Crowdfunding following the applicable holding period. State securities laws may impose additional restrictions. As a result, investors must be prepared to bear the economic risk of their investment for an extended period and should not expect liquidity or transferability in the near term.

USE OF PROCEEDS

The gross proceeds of this Offering, if fully subscribed at the maximum amount will total $120,000. After deducting estimated Offering expenses of approximately $10,000, net proceeds will be approximately $110,000. If only the minimum amount of $20,000 is raised, net proceeds after estimated Offering expenses would be materially reduced. The Company intends to deploy these proceeds in a manner consistent with its revised strategic plan over an anticipated period of approximately nine months following the completion of this Offering.

The proceeds of this Offering are intended to fund the initial pre-seed phase of Agavenny Corporation's revised operational strategy. The Company has repositioned itself as a holding company for a portfolio of direct-to-consumer apparel and accessories brands, beginning with the launch of the Debra Brooks brand, an artisanal women's footwear concept supported by established intellectual property, vendor relationships, domain ownership and foundational digital infrastructure.

The Debra Brooks brand is not purely conceptual. Domain registration, preliminary website architecture, manufacturing relationships in Italy, design access, packaging concepts and corporate structuring have been established. However, the Company lacks the capital required to activate production, complete merchandising buildout, prepare the e-commerce platform for commercial deployment and assemble essential personnel necessary for an initial market entry.

If only the minimum of $20,000 is raised, the Company intends to allocate the net proceeds toward limited prototype development, refinement and technical completion of the e-commerce platform, and engagement of independent contractor-level merchandising prototyping. Under this scenario, expenditures would focus on product sampling, finalization of design specifications, photography, digital content development and foundational brand positioning. The anticipated operational runway under this minimum raise scenario is approximately four months. The minimum raise will not be sufficient to fund inventory purchases, staffing beyond limited contractor engagement, or commercial launch activities. Accordingly, the Company would need to seek supplemental financing, which may include loans from management or third-party lenders, in order to advance toward meaningful operational activation. There can be no assurance that such financing would be available on acceptable terms, or at all.

If the maximum of $120,000 is raised, resulting in estimated net proceeds of approximately $110,000, the Company intends to execute a broader pre-seed buildout over an anticipated nine-month period. This would include expanded prototype development, preparation of merchandise suitable for retail presentation and special order placements, onboarding of merchandising and marketing personnel on a structured basis, and the anticipated engagement of a fractional chief financial officer during the later part of the pre-seed cycle. Under this scenario, the objective would be to position the Debra Brooks brand for demonstrable proof of concept, including market-ready prototypes and the operational capacity to accept prepaid special orders and limited retail placements.

Even at the maximum raise, the Company does not anticipate generating meaningful revenues during the pre-seed phase. Revenues, if any, are expected to commence only following completion of a contemplated seed-stage equity financing described below. Accordingly, this Offering should be viewed as foundational capital intended to establish operational readiness rather than to fund sustained commercial operations.

The pre-seed round contemplated herein is intended to function as the first step in a two-stage capital formation strategy. Upon successful demonstration of prototypes, supplier readiness and a minimum viable product framework, the Company anticipates seeking a subsequent equity financing of approximately $2.5 million. The proceeds of such seed financing would be expected to fund inventory acquisition, full team hiring, broader marketing initiatives and commercial launch of a prêt-à-porter merchandise line. There can be no assurance that the Company will be successful in raising such additional capital.

In order to bridge the Company through the pre-seed phase and toward any subsequent financing, management may elect to provide additional loans to the Company or pursue third-party financing arrangements. While management has historically supported the Company's ongoing expenses, there can be no assurance that such interim financing will be available in the future. If the Company is unable to secure sufficient capital during either the pre-seed or contemplated seed phases, it may be required to materially scale back its activities, delay implementation of its strategic plan or cease pursuing its current operational strategy.

The Company retains broad discretion in the application and allocation of the net proceeds of this Offering. Management may reallocate funds among the foregoing categories in response to evolving business conditions, liquidity requirements, strategic opportunities or unforeseen circumstances without prior notice to or approval from stockholders. Investors will not have the opportunity to evaluate specific uses of proceeds at the time of investment. The Company's success will therefore depend substantially upon management's judgment in deploying capital. The proceeds may be used in ways with which an investor does not agree, and any allocation of funds that does not effectively advance the Company's business objectives could materially and adversely affect the Company's operations and financial condition.

To the extent that net proceeds are not immediately deployed, they may be invested in certificates of deposit, interest-bearing savings accounts, short-term obligations of the United States government, or similar interim investments as approved by the Board of Directors. Such interim investments are not expected to generate material returns and are intended solely for capital preservation pending operational deployment.

Although the Debra Brooks brand represents the initial operational focus, the Company's longer-term strategy contemplates development and management of a portfolio of complementary direct-to-consumer apparel and accessories brands under the Agavenny platform. The ability to execute this broader strategy is dependent upon successful completion of the pre-seed phase, achievement of proof of concept and the Company's ability to secure substantial additional capital.

Investors should understand that this Offering is intended to finance a limited developmental stage rather than a fully capitalized commercial enterprise. The proceeds will not be sufficient to fund long-term operations, national marketing initiatives or sustained revenue generation. The primary objective of this Offering is to establish the operational, product and structural framework necessary to support a subsequent, larger capitalization event.

DIRECTORS AND OFFICERS OF THE COMPANY

The following sets forth certain biographical information concerning our Directors and Officers:

Name	Positions
Patrick Brooks	Director, President, Chief Executive Officer and Interim Chief Financial Officer

<u>Patrick Brooks, Director, President, Chief Executive Officer and Interim Chief Financial Officer</u>

Patrick Brooks is the founder of the Company and has served as a director and Officer since its inception in 2002, except for the period August 2010 to August 2012. Since inception, he also serves as a director and officer of the Company's subsidiaries: Peter Cazalet Corporation, Debra Brooks Corporation, and Quetells & Company, Limited.

Mr. Brooks brings over thirty years of entrepreneurial and corporate leadership experience in building and scaling successful businesses, including serving as President and CEO of Bio-Dental Technologies Corporation (NASDAQ Small Cap: BDTC).

Bio-Dental, a start-up, completed a private securities offering in 1991 and, within five years, generated revenues of $33 million. The company was acquired by Zila, Inc. for $35 million, providing a return of 1,100% to its early investors.

Mr. Brooks has also served as a director and officer of publicly traded SUMmedia, Inc. (Symbol: ISUM) and was previously the principal of two securities broker-dealers—Thunderbird Securities and Meridian Securities Corporation—regulated by the United States Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD).

Earlier in his career, he spent twelve years with TransAmerica Insurance Company, advancing to Assistant Vice President, National Accounts. In that role, he managed a senior underwriting team responsible for large casualty risks originating from 27 field offices across the United States.

Over the past three decades, Mr. Brooks has been instrumental in multiple public and private offerings, including several IPOs and structured financings. He has extensive experience navigating SEC compliance, governance matters, and corporate development strategies.

Mr. Brooks is also a director and officer of Granada Assets, Inc., a securities regulatory consulting firm, and First Stock Transfer, Inc**.,** a SEC-regulated stock transfer agency. Additionally, he serves as a director and officer of Wheat Sheaf Brands, Inc. and its subsidiary, Ishq Connect Limited. He has served in these respective positions since inception.

Education: Mr. Brooks holds a BA in Business from Ottawa University and an MA in Law from Antioch University. He earned a Postgraduate Diploma in Personnel Management from Slough College of Technology (now Thames Valley University) and is a Graduate Member of the Institute of Personnel Management and Development (UK). He also pursued graduate studies in Business at Bradford University Business School, England.

Indemnification

Our Officers and Directors are accountable to us as fiduciaries, which means that such Directors and Officers are required to exercise good faith and integrity in the handling of our affairs. A stockholder may be able to institute legal proceedings on behalf of himself and all other similarly situated stockholders to recover damages where we have failed or refused to obey the law. Stockholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations.

Our Articles of Incorporation provide for the indemnification of Directors and Officers relating to their activities on our behalf to the fullest extent permitted under the Colorado Revised Statutes. The Statute provides indemnification for any of our officers, directors or other agents, if he acted in good faith and in a manner he believed to be in our interest or, as regards criminal proceedings, if he had no reasonable cause to believe his conduct was unlawful. Such indemnification is against expenses, judgments, fines and other amounts incurred in proceedings or suits against the officer or director. Indemnification against expenses is also provided in actions against any of our officers or directors unless he is adjudged liable for negligence or misconduct in performing his duties to us.

Disclosure of Commission's Position on Indemnification of Securities Act Liabilities

We have been advised that in the opinion of the SEC indemnification for liabilities arising under the

Securities Act of 1933 is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will either rely upon the opinion of counsel as to whether or not to pay indemnification, or submit the matter to a court of appropriate jurisdiction.

Employees

We currently have one full-time employee, our President and Chief Executive Officer. Additional employees will be addressed as circumstances warrant. (See "Risk Factors - We are highly dependent on our President and Chief Executive Officer.

THE OFFERING

The Company is offering on a "best efforts" basis 24 Units of Common Stock (the "Securities") at $5,000 per Unit (the "Offering"). The Offering is for a minimum amount is $20,000 (the "Target Offering Amount") and up to a maximum amount of $120,000 (the "Maximum Offering Amount"). The Company must raise an amount equal to or greater than the Target Offering Amount by August 31, 2026 (the "Closing Date"). Unless the Company raises at least the Target Offering Amount by the Closing Date, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned without interest or deduction.

In order to purchase the Securities, Investors must make a commitment to purchase by completing the subscription process hosted by (name of Intermediary) (the "Intermediary"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. Subscribed funds will be held in an escrow account with a qualified third party escrow agent meeting the requirements of Regulation CF until the Target Offering Amount has been met or exceeded and one or more closings occur. The designated Escrow Agent is (Name of Escrow Agent).

An Investor can cancel an investment commitment until up to 48 hours prior to the Closing Date, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Closing Date, it may close the Offering early provided (i) the expedited Closing Date must be 21 days from the time the Offering was opened, (ii) the Intermediary must provide at least 5 business days' notice prior to the expedited Closing Date to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Closing Date.

Material Changes

If any material change occurs related to the Offering prior to the current Closing Date the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If Investors do not reconfirm their investment commitment after a material change is made to the terms of the Offering within five business days of receiving notice, the Investors' investment commitment will be canceled, and the committed funds will be returned without interest or deductions. If Investors do not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and Investors will receive the Securities in exchange for their investment.

<u>Intermediate Closings</u>

In the event an amount equal to the Target Offering Amount is committed and meets all required terms of the Offering prior to the Closing Date on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, provided (i) the early closing date must be 21 days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five business days prior to such new Closing Date (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who are committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and Investors will receive evidence of the Securities via electronic format/PDF in exchange for their investment commitment as soon as practicable thereafter.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investors' funds will be returned without interest or deduction.

<u>Right to Reject Subscriptions</u>

We reserve the right to withdraw or cancel this Offering and to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by the Escrow Agent, without interest thereon or deductions therefrom. Subscriptions to the Offering will be accepted or rejected within two business days of being received by the Escrow Agent.

If the offering is not closed by August 31, 2026, all subscription funds will be returned to investors promptly without interest or deduction of fees. Neither the Company nor any subscriber shall receive interest regardless of how long subscriber funds may be held.

The offering will terminate on the earlier of: (i) the date when all 24 Units are sold or, (ii) August 31, 2026.

Investor Qualifications

In order to purchase the Units, each Investor must represent and warrant that he is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, 504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C.§ 77r(b)(3)), meaning the Investor is either:

A. an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B. the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent: (i) Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000. (ii) Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth. (iii) For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Determination of Offering Price

The price at which the Units are being offered has been arbitrarily determined by our Board of Directors. The factors determining the price were estimates of the market potential for the Company, and the prevailing conditions in the securities markets. This price bears no relationship to our assets, book value, net worth or other economic or recognized criteria of value.

Restrictions on Transferability

The Units and the underlying shares of Common Stock have not been registered under the Securities Act or the securities laws of any state. These securities are being sold pursuant to Regulation CF. As such, they may not be transferred by any Investor except pursuant to Rule 501 of Regulation CF which calls for a one-year holding period beginning when the Securities were issued, unless such Securities are transferred:

(1) to the Company;

(2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act;

(3) as part of an Initial Public Offering (IPO); or

(4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances.

"Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the United States Securities and Exchange Commission or, provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to affect such transfer.

Corporate Actions/Minority Investors

Investors will have no rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. By virtue of its majority stock holding of 88.3% of our issued and outstanding shares of Common Stock, the Company's principal shareholders will be able to control all matters subject to shareholder vote, which votes could have the effect of, inter alia, diluting investors, appointing or keeping board of directors without approval from investors, approving amendments to the Company's governing documents, approving mergers or acquisitions, or selling significant Company assets or the Company as a whole, which could affect the value of our shares of Common Stock and investors' returns on investment.

As a minority owner of the Company, each investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Such transactions must be approved by our Board and shareholders holding a majority of the eligible votes. Thus, each investor must rely upon the executive management of the Company to manage the Company so as to maximize value for stockholders. Accordingly, the success of an investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company

Intermediary Compensation

On the successful conclusion of the Offering, we shall pay the Intermediary 8% of the subscription amounts. Additionally, the Intermediary will be reimbursed for certain out-of-pocket expenses incurred on our behalf.

DESCRIPTION OF CAPITAL STOCK

The rights and obligations of the Company's stockholders are governed by its Articles of Incorporation and Bylaws. The Company is authorized to issue shares of Common Stock and shares of Preferred Stock.

Common Stock

The Company is authorized to issue 850,000,000 shares of Common Stock, par value $0.0001. Currently, there are 370,375,000 such shares issued and outstanding. Holders of Common Stock are entitled to one vote per share in each matter to be decided by stockholders. The Common Stock has no redemption provisions and no preemptive rights. Holders of Common Stock are entitled to receive ratably such dividends, if any, as the Board of Directors may declare from time to time out of funds legally available thereof. Upon our liquidation, after provisions for payment of all of our debts and obligations and outstanding Preferred Stock, if any, the holders of Common Stock may share ratably in our assets. The outstanding shares of Common Stock are fully paid and nonassessable.

Preferred Stock

The Company is authorized to issue 150,000,000 shares of Preferred Stock, par value $0.0001. The Board of Directors is authorized to divide any or all of the Preferred Stock into one or more classes or series and to determine the designation and the number of shares of any class or series as well as the voting rights, preferences, limitations and special rights, if any, of the shares of any such class or series, including the dividend rights, conversion rights, voting rights, redemption rights, and liquidation preferences.

There are no shares of Preferred Stock outstanding; nor is there in effect any resolution of our Board with respect to the issuance of such shares.

Dividends

Holders of our shares of Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor. The Company has not paid any dividends on its Common Stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of our Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and our financial condition.

PRINCIPAL SECURITY HOLDERS

The following table sets forth as of April 28, 2026, certain information with respect to the beneficial ownership of the Company's Common Stock by (1) each person who was named as our executive officer or director, and all of our executive officers and directors as a group; and (2) each person who is a beneficial owner of more than 20% of a class of our equity securities. The information is based on an aggregate of 370,375,000 shares of Common Stock issued and outstanding.

Name	Shares Beneficially Owned	Percentage of Common Stock
Brooks Family Irrevocable Trust [1] [2]	327,041,125	88.3
Patrick Brooks [1] [2]	327,041,125	88.3
All directors and officers [1]	327,041,125	88.3

[1]   Mr. Patrick Brooks, a director and officer, is a trustee but not a beneficiary of the Brooks Family Irrevocable Trust 2012. By virtue of his position, he may be deemed to be the beneficial owner of such shares as are owned by the Trust. Mr. Brooks disclaims beneficial ownership of such shares. However, by virtue of his position as a Trustee, under the rules of the SEC, he may be deemed to be the beneficial owner of such shares. A person is deemed to be a ''beneficial owner'' of a security if that person has or shares ''voting power,'' which includes the power to vote or to direct the voting of such security, or ''investment power,'' which includes the power to dispose of or to direct the disposition of such security. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934.

[2]   Mr. Patrick Brooks and the Brooks Family Irrevocable Trust 2012 may be deemed to be "parents" and "promoters" of our Company, within the meaning of such terms under the Securities Act of 1933, as amended.

Previous Offerings of Securities

The Company has not sold any securities during the past five years.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20% or

more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds 5% of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the Company; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Related Person Transactions

On January 21, 2026, the Company entered into two merger transactions pursuant to which it merged with Debra Brooks Corporation and Quetells & Company, Limited, respectively. In each instance the consideration of the merger was the issuance of 175,000,000 shares of our Common Stock to the sole stockholder of the respective companies, the Brooks Family Irrevocable Trust, our majority stockholder. These transactions were not conducted at arm's length and may, accordingly, present a conflict of interests.

For the past several years, our ongoing operational expenses have been funded by Mr. Brooks and accrued as monies owned to him. As of the date hereof, the amount owing is $128,432. There has been no formal agreement of the terms and conditions under which these payments were made on our behalf nor is there any provision for reimbursement or a maturity date. The Company considers these amounts to be related party loans, which are non-interest bearing and payable on demand.

Conflicts of Interest

On January 21, 2026, we entered into two separate merger Agreements with the Brooks Family Irrevocable Trust pursuant to which we merged with Debra Brooks Corporation and Quetells & Company, Limited, respectively. Mr. Brooks is a Trustee of the Brooks Family Irrevocable Trust and also serves as a member of our Board of Directors and is our President and Chief Executive Officer. Serving in dual capacities, representing the Trust and ourselves, Mr. Brooks may have been subject to various conflicts of interest, including, among others, representing both sides in a transaction. We have not yet formulated a policy for the resolution of such conflicts and we cannot assure you that any conflicts which may arise will be resolved in our favor.

Apart from as disclosed above, the Company is not aware of any current material conflicts of interest.

FINANCIAL CONDITION OF THE COMPANY

The Company's Consolidated Financial Statements can be found beginning on page F-1 to this Form C of which this Offering Statement forms a part. These financial statements cover the fiscal years 2026

and 2025 and have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP").

The following discussion describes the Company's financial condition and should be read in conjunction with the financial statements. Some of the information includes forward-looking statements which involve risks and uncertainties. You should also review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements.

Operating Results

During the two most recent fiscal years the Company has not generated any revenues. This absence of revenues reflects the Company's strategic repositioning period rather than the continuation of its historical operating model. During this period, the Company evaluated and developed its transition toward a new e-commerce focused business strategy but did not undertake revenue-generating operations due primarily to capital constraints.

For each of the last two fiscal years the Company reported modest net operating losses of approximately $9,360 per year. These losses were attributable primarily to administrative, regulatory, and compliance expenses associated with maintaining the Company's corporate status and public reporting structure. Such expenses included corporate maintenance costs, professional fees, regulatory filings, and related administrative obligations.

Management believes that the level of losses reported during this period reflects the minimal operational activity maintained by the Company while it evaluated and prepared its revised business strategy. These expenses were incurred to preserve the Company's corporate structure and regulatory standing pending the identification and capitalization of a new operational direction.

The Company does not anticipate generating meaningful revenues during the initial stages of its new operational strategy. Instead, the early phases of development will focus on product development, infrastructure preparation, and brand establishment.

Liquidity and Capital Resources

As of the most recent fiscal year end, January 31, 2026, the Company maintained approximately $100 in its bank account. This nominal balance has been maintained primarily to preserve the Company's banking relationship and ensure the continued functionality of its financial accounts.

The Company's liabilities consist primarily of obligations associated with historical operating expenses and corporate maintenance. As of the most recent fiscal year end, total outstanding liabilities were approximately $178,408.

A substantial portion of these liabilities represents advances made by the Company's principal shareholder, The Brooks Family Irrevocable Trust (the "Trust"), which is considered a related party for accounting purposes. As of the date of this Offering Statement, approximately $128,432 of the Company's outstanding liabilities represent funds advanced by the Trust to support the Company's ongoing administrative and compliance obligations.

These advances were made on an informal basis as Company expenses were incurred. There is no formal written agreement governing the terms under which these advances were made. The amounts advanced are non-interest bearing and have been recorded as related party obligations on the Company's balance sheet. Although such amounts may technically be considered payable on demand, the Trust has indicated that repayment is not presently contemplated and that the advances were made to sustain the Company's operations pending the completion of external financing.

Because the advances were made by a related party, decisions regarding the timing or manner of any potential repayment could involve conflicts of interest. However, management currently intends that any repayment of such advances, if made at all, would be subject to the Company's future financial condition and the availability of capital resources.

The Company's remaining liabilities, totaling approximately $43,976, are associated primarily with obligations owed to the Company's stock transfer agent in connection with historical regulatory and administrative services.

To date, the Company has relied primarily on the financial support of the Trust to satisfy its operating and administrative expenses. The Company has not yet secured external financing sufficient to implement its revised operational strategy. Accordingly, the Company's future liquidity is substantially dependent upon its ability to raise capital through the offering described in this Offering Statement or through subsequent financing transactions. There can be no assurance that such financing would be available on acceptable terms, or at all.

Plan of Operations

The Company's current plan of operations is focused on implementing the revised e-commerce strategy described in the section BUSINESS OF THE COMPANY. This begins with the development and launch of the Debra Brooks footwear brand.

The Company's immediate objective is to complete the foundational development required to prepare the brand for commercial introduction. These activities include expanded product design and prototyping, completion of digital commerce infrastructure, development of brand marketing materials, and the recruitment of essential personnel necessary to support merchandising and marketing functions.

The capital being raised in this Offering represents the initial step in a broader two-stage capital formation strategy. The current Offering is intended to fund a limited pre-seed phase during which the Company will seek to demonstrate proof of concept through product development and operational preparation.

If the Company is successful in completing this phase, management anticipates pursuing a subsequent seed-stage financing designed to provide the capital necessary for full commercial launch. Such financing would be expected to support inventory production, marketing initiatives, staffing expansion, and broader operational scale.

During the pre-seed phase the Company does not expect to generate significant revenues. Instead, the Company's efforts will be directed toward establishing the operational foundation necessary for future commercial activity.

Management believes that successful execution of this strategy could position the Company to develop additional consumer brands in the future under the Agavenny platform. However, the realization of this broader vision is dependent upon the Company's ability to secure sufficient capital and successfully implement its initial brand launch.

There can be no assurance that the Company will be successful in implementing its business strategy or obtaining the additional capital that may be required to achieve sustained operations.

Previous Offerings of Securities

The Company has not sold any securities during the past five years.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company certifies that all of the following statements are TRUE in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the **"Exchange Act")** (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of

1940 (the **"Investment Company Act"**) (**l5** U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the **"Securities Act"**) (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on our website, no later than 120 days after the end of our fiscal year.

Once posted, the annual report may be found on our website at www.agavenny.com. The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of our predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates regarding the progress of the issuer in meeting the Target Offering Amount and other progress reports of this offering will be filed with the SEC or alternatively may be found at www.agavenny.com if not filed.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and, in each instance, reference should be made to the copy of such document which is either an Exhibit to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.